(An Exploration Stage Company)

Condensed Interim Consolidated Financial Statements

March 31, 2017

(Unaudited – in U.S. Dollars)

Notice of no auditor review

The accompanying condensed interim financial statements of Quaterra Resources Inc. for the three months ended March 31, 2017 were prepared by management and have not been reviewed by its independent auditor.

Quaterra Resources Inc.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited-in thousands of U.S. Dollars)

	Note	March 31, 2017	December 31, 2016
Assets		$	$

Current assets:
Cash and cash equivalents		5,593	6,665
Other receivable		6	3
Marketable securities	3	147	132
Prepaid expenses		27	47
		5,773	6,847
Non-current assets:
Mineral properties	4	28,504	27,597
Reclamation bonds		70	70
		28,574	27,667
Total Assets		34,347	34,514

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		317	111
Convertible notes	6	-	540
Loan payable	5	546	540
		863	1,191
Non-current liability
Derivative liability - warrants	7	982	938
		982	938
Total Liabilities		1,845	2,129

Shareholders' Equity
Share capital	8	100,729	100,051
Share-based payment reserve		18,560	18,560
Accumulated comprehensive loss		(16)	(31)
Deficit		(86,771)	(86,195)
		32,502	32,385
Total Liabilities and Shareholders' Equity		34,347	34,514

(See the accompanying notes to the condensed interim consolidated financial

Approved on behalf of the Board of Directors on May 11, 2017:

/s/ “Thomas Patton”	/s/“Terrence Eyton”
Director	Director

Quaterra Resources Inc.
Condensed Interim Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income
(Unaudited- In thousands of U.S. Dollars, except for shares and per share amounts)

		Three months ended March 31,
	Note	2017	2016
		$	$
General administrative expenses
Administration and general office expense		31	79
Consultants		2	39
Investor relations and communications		31	22
Personnel costs		125	104
Professional fees		28	35
Transfer agent and regulatory fees		34	9
Travel and promotion		23	24
		(274)	(312)

Exploration partner fees, net of costs		-	13
Fair value gain (loss) on derivative liability	7	(44)	731
Foreign exchange gain		(24)	(24)
Gain on disposal of assets		-	343
Loss on settlement of convertible notes	6	(222)	-
Interest expense		(12)	(48)
		(302)	1,015
Net (loss) income for the period		(576)	703
Other comprehensive loss
Items that may be subsequently reclassified to net (loss) income
Net change in fair value of marketable securities	3	15	-
Comprehensive (loss) income for the period		(561)	703
Loss per share - basic and diluted		(0.00)	0.00
Weighted average number of common shares outstanding		194,782,007	193,479,416

(See the accompanying notes to the condensed interim consolidated financial statements)

Quaterra Resources Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited- In thousands of U.S. Dollars)

	Three months ended March 31,
	2017	2016
	$	$
Operating activities
Net (loss) income for the period	(576)	703
Items not involving cash:
Fair value loss (gain) on derivative liability	44	(731)
Gain on disposal of assets	-	(343)
Loss on settlement of convertible notes	222	-
Interest expense	14	44
	(296)	(327)
Changes in non-cash working capital
Other receivable	(3)	-
Prepaid expenses	20	23
Accounts payable and accrued liabilities	(51)	(6)
Cash used in operating activities	(330)	(310)

Financing activities
Cash provided by financing activities	-	-

Investing activities
Expenditures on mineral properties	(752)	(1,889)
Recovery from exploration partners	-	(29)
Proceeds from option agreement	-	2,025
Proceeds from sale of mineral properties	-	500
Net proceeds from disposal of assets	-	343
Reclamation bonds	-	(17)
Cash (used) provided by in investing activities	(752)	933
Effect of foreign exchange on cash	10	23
(Decrease) increase in cash and cash equivalents	(1,072)	646
Cash and cash equivalents, beginning of period	6,665	4,522
Cash and cash equivalents, end of period	5,593	5,168
Supplemental cash flow information
Exploration expenditures included in accounts payable	$227	$458
Interest paid in cash	$53	$-
Shares issued for interest	$138	$-
Non-cash financing activities:
shares issued for convertible notes	$540	$-

(See the accompanying notes to the condensed interim consolidated financial statements)

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - In thousands of U.S. Dollars, except for shares)

	Common Shares		Share-based	Accumulated other
	Number of	Amounts	payment reserve	comprehensive loss	Deficit	Total
	Shares	($)	($)	($)	($)	($)
Balance, December 31, 2015	193,479,416	100,051	18,424	-	(84,330)	34,145
Net income for the period	-	-	-	-	703	703
Balance, March 31, 2016	193,479,416	100,051	18,424	-	(83,627)	34,817

Balance, December 31, 2016	193,479,416	100,051	18,560	(31)	(86,195)	32,385
Shares issued for convertible notes	7,489,898	678	-	-	-	678
Other comprehensive income	-	-	-	15	-	15
Net loss for the period	-	-	-	-	(576)	(576)
Balance, March 31, 2017	200,969,314	100,729	18,560	(16)	(86,771)	32,502

(See the accompanying notes to the condensed interim consolidated financial statements)

Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2017
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

1.	NATURE OF OPERATIONS

Quaterra Resources Inc. (“Quaterra” or the “Company”) was incorporated in British Columbia, Canada, under the Business Corporations Act (British Columbia) on May 11, 1993. The Company is a copper exploration company with a primary objective to advance its copper projects in the Yerington District, Nevada, United States.

The Company defers all acquisition, exploration and evaluation costs related to the properties on which it is conducting exploration. The nature of the Company’s operations requires significant expenditures for the acquisition, exploration, and development of those mineral properties. To date, the Company has not earned significant revenue and is considered to be in the exploration stage. The underlying value of the amounts recorded as mineral properties and the Company’s continued existence is dependent upon the existence of economically recoverable mineral reserves and the ability of the Company to acquire new properties and obtain funding to complete the exploration activities. The carrying value of the Company’s mineral properties does not reflect current or future values.

The primary office of the Company is located at 1199 West Hastings Street, Suite 1100, Vancouver, British Columbia, Canada, V6E 3T5.

2.	BASIS OF PRESENTATION AND CONSOLIDATION

These condensed consolidated interim financial statements (“Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) including Interim Financial Reporting 34 (“IAS 34”) as issued by the International Accounting Standards Board. The accounting policies applied in the preparation of these Financial Statements are set out in Note 2 of the audited consolidated financial statements for the year ended December 31, 2016 and have been applied consistently to all the periods presented, unless otherwise stated.

These Financial Statements do not include all of the information required for full annual financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2016.

These Financial Statements include accounts of the Company and its subsidiaries. All amounts are presented in United States dollars (“$”), which is the functional currency of the Company and each of the Company’s subsidiaries, except as otherwise noted. References to CAD$ are to Canadian dollars. All inter-company balances, transactions, and expenses have been eliminated.

3.	MARKETABLE SECURITIES

On July 29, 2016, the Company completed the sale of its 35% interest in the Herbert Gold property to Grande Portage Resources Ltd. (“Grande Portage”), a publicly listed company on TSX Venture Exchange (“TSXV”), for a consideration of 1,182,331 common shares of Grande Portage and a cash payment of $250,000 due within 90 days of the earlier of: the delivery of a favorable feasibility report on the Herbert Gold Project; or change of control of the Company; or sale of the Herbert Gold Project. In addition, Grande Portage will allot and deliver to the Company within five business days of a financing or financings totaling up to CAD$1.0 million that number of additional shares required to maintain Quaterra’s 9% interest.

These Grande Portage shares are recorded as marketable securities, classified as available-for-sale, and recorded at fair market value determined by reference to their closing share price at each reporting date. Any fair value gain or loss is recognized in the other comprehensive income (loss) at each reporting date.

Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2017
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

4.	MINERAL PROPERTIES

The Company has a 100% interest in four copper properties, MacArthur, Yerington, Bear and Wassuk, collectively the “Yerington Assets”, which are located in the Yerington District, Nevada, and held by its wholly owned subsidiary, Singatse Peak Services LLC (“SPS”).

On June 16, 2014, the Company announced a Membership Interest Option Agreement (the “Option Agreement”) with Freeport-McMoRan Nevada LLC (“Freeport Nevada”) whereby Freeport Nevada could earn an initial 55% interest in SPS by funding a three-stage exploration work program totaling $40.75 million ($12.15 million received). Should Freeport Nevada elect it can earn a further 20% by funding $97.85 million in SPS, or complete a feasibility study, whichever comes first. Alternatively, Freeport Nevada can choose to fund with Quaterra proportional to their 55% and 45% respective interests. After Freeport Nevada has earned a 75% interest, Quaterra may elect to fund 25% of the project expenditures or transfer a 5% interest for up to $50 million to Freeport Nevada.

On June 13, 2016, Freeport Nevada extended its option for up to four additional periods of six months each by making total $5.75 million ($3.05 million received) payments to SPS. Freeport can cancel this option with a 60-day notice to Quaterra.

Funds received were credited to the carrying value of the Yerington Assets, which were used for mineral property maintenance, environmental compliance, exploration drilling and office overhead in Yerington. As of March 31, 2017, $0.83 million cash was remaining from the Option Agreement funding received.

Total mineral property maintenance and exploration costs are listed in the table below:

	MacArthur	Yerington	Bear*	Wassuk	Total
Mineral properties	($)	($)	($)	($)	($)
Balance, December 31, 2016	17,537	9,400	-	660	27,597
Additions:
Property maintenance	-	-	225	-	225
Geological & mapping	-	123	17	-	140
Geophysical & survey	11	167	7	-	185
Assay & labs	-		-	-	-
Drilling	24	113	4	-	141
Exploration overhead	-	155	-	-	155
Environmental	-	44	17	-	61
	35	602	270	-	907
Balance, March 31, 2017	17,572	10,002	270	660	28,504

*Expenditures of $3.5 million incurred as of December 31, 2016 had been fully recovered from the Option Agreement funding.

a)	MacArthur Copper, Nevada

The Company earned a 100% interest in the MacArthur property in January 2015.

The property is subject to a 2% net smelter return royalty (“NSR”), which may be reduced to a 1% NSR royalty for a consideration of $1.0 million.

Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2017
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

b)	Yerington Copper, Nevada

The Company acquired a 100% interest in the Yerington property from the Arimetco bankruptcy proceedings in April 2011 for $500,000 cash and 250,000 common shares of Quaterra.

The acquisition followed years of due-diligence studies and negotiations with state and federal agencies and the receipt of Bona Fide Prospective Purchase (“BFPP”) letters from the U.S. Environmental Protection Agency (“EPA”), the Nevada Division of Environmental Protection (“NDEP”) and the Bureau of Land Management (“BLM”) to protect SPS from liability emanating from activities of the former mine owners and operations.

The property has a 2% NSR royalty capped at $7.5 million on commencement of commercial production.

c)	Bear Copper, Nevada

Bear Deposit consists of five option agreements covering private land in Yerington, Nevada. Under the terms of these option agreements, the Company is required to make approximately $6.24 million in cash payments over ten years ($3.05 million paid) in order to maintain the exclusive right to purchase the land, mineral rights and certain water rights and to conduct mineral exploration on these properties. Aggregate payments due under the five option agreements by year are as follows:

•	$329,258 due in 2013 (paid);
•	$341,258 due in 2014 (paid);
•	$788,258 due in 2015 (paid);
•	$1,363,258 due in 2016 (paid);
•	$895,258 due in 2017 ($225,000 paid);
•	$975,258 due in 2018;
•	$1,012,000 due in 2019;
•	$512,000 due in 2020, and
•	$12,000 each due in 2021 and 2022, respectively.

d)	Wassuk Copper, Nevada

The Company has an option to earn an interest in certain unpatented mining claims in Nevada, over ten years and is required to make $1.51 million in cash payments ($650,000 paid) and incur a work commitment of $300,000 ($nil incurred) by August 1, 2018 as below:

•	$390,000 prior payments before August 23, 2013 (paid);
•	$80,000 each on or before August 1, 2014 and 2015 (paid);
•	$100,000 on or before August 1, 2016 (paid);
•	$200,000 each on or before August 1, 2017 and 2018; and
•	$230,000 each on or before August 1, 2019 and 2020, respectively.

The property is subject to a 3% NSR royalty upon commencing commercial production, which can be reduced to a 2% NSR royalty in consideration for $1.5 million.

Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2017
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

5.	LOAN PAYABLE

On May 8, 2015, the Company entered into a $500,000 secured note (“Loan Payable”) with Freeport Nevada in order to facilitate a real property interest acquisition within the Bear Deposit area.

The Loan Payable bears a simple interest at a rate of 5% per annum and is due 180 days following written notice of termination of the Option Agreement by Freeport Nevada. The Company can extend repayment by 180 days by paying an extension fee of 5% of the outstanding principal and provided the interest accrued does not exceed $100,000 ($46,370 accrued).

In the event Freeport Nevada elects to enter Stage 3 of the Option Agreement, the $500,000 may be credited to the Freeport Nevada future funding obligation.

6.	CONVERTIBLE NOTES

On July 2, 2014, the Company closed a non-brokered private placement of 500 units for gross proceeds of $500,000. Each unit comprised of one non-transferable convertible redeemable promissory note (“Notes”) and 11,442 non-transferable warrants. The Notes bear simple interest at a rate of 10% per annum. Interest may be paid in cash or shares at the option of the Company, subject to any required exchange approvals in the case of share payments.

During the three months ended March 31, 2017, the Company’s shares had achieved a minimum closing price of CAD$0.12 for a 10-consecutive trading day period on the TSXV, and the principal of the Notes was automatically converted into 6,609,000 shares at a rate of CAD$0.10 per share. The $79,977 interest portion due on some of the notes was paid by issuing 880,898 shares, and the remaining interest $53,315 was paid in cash.

As of March 31, 2017, the convertible notes were settled by issuing 7,489,898 shares and making a cash payment of $53,315. As a result, $0.22 million loss on the settlement of the convertible notes was recorded in the three months ended March 31, 2017.

7.	DERIVATIVE LIABILITY

In connection with the convertible note issue on July 2, 2014 and an Asset Purchase Agreement with FMMP on October 3, 2014, the Company issued 5,721,000 and 19,000,000 share purchase warrants to the note holders and FMMP, respectively.

These warrants are derivative liabilities as they are either currently or were at the time of issue exercisable in a different currency from the Company’s functional currency. They are carried at fair value and revalued at each reporting date.

As of March 31, 2017, the derivative warrants were revalued at $986,310 using the weighted average assumptions: volatility of 130%, expected term of 2.5 years, discount rate of 0.86% and dividend yield of 0%.

Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2017
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

8.	SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares without par value.

On March 16, 2016, the Company extinguished the convertible debt including principal and portion of the interest accrued by issuing a total of 7,489,898 common shares (Note 6).

9.	SHARE-BASED PAYMENTS

a)	Stock options

The Company has a stock option plan under which the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

The following table presents changes in stock options outstanding and exercisable:

	March 31, 2017		December 31, 2016
	Number of	Weighted Average	Number of	Weighted Average
	Options	Exercise Price (CAD$)	Options	Exercise Price (CAD$)
Outstanding, beginning of period	15,710,000	0.16	15,765,000	0.38
Granted	-	-	3,025,000	0.07
Expired	(100,000)	(0.50)	(2,870,000)	(1.24)
Forfeiture	(60,000)	(0.10)	(210,000)	(0.32)
Outstanding, end of period	15,550,000	0.16	15,710,000	0.16
Exercisable, end of period	15,150,000	0.17	15,310,000	0.17

The following table summarizes stock options outstanding by expiry dates with exercise price at the date of recording in Canadian dollars:

Exercise Price		Number of Options Outstanding
(CAD$)	Expiry Date	March 31, 2017	December 31, 2016
0.50	March 27, 2017	-	100,000
0.45	June 28, 2017	2,400,000	2,400,000
0.16	September 19, 2018	3,760,000	3,760,000
0.10	June 25, 2019	2,815,000	2,815,000
0.05	December 31, 2019	1,000,000	1,000,000
0.05	March 26, 2020	200,000	200,000
0.13	July 16, 2020	2,380,000	2,410,000
0.065	April 14, 2021	2,995,000	3,025,000
		15,550,000	15,710,000

Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2017
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

b)	Share purchase warrants

The following table summarizes information about warrants outstanding with a weighted average exercise price of $0.14 as of March 31, 2017 and December 31, 2016:

			Number of Warrants
Expiry date		Exercise price	December 31, 2016	December 31, 2015
January 2, 2018	CAD	0.16	5,721,000	5,721,000
September 13, 2018		$0.15	29,810,000	29,810,000
October 3, 2019		$0.16	19,000,000	19,000,000
			54,531,000	54,531,000

10.	RELATED PARTY TRANSACTIONS

a)

Key management comprises directors and executive officers. In the event of a change of control, certain executive officers are entitled to termination benefits equal to the amount that would have been paid during the unexpired term of their employment agreement, and others to the equivalent of either one or two years’ salary. The Company has no post-employment benefits and other long-term employee benefits. Compensation awarded to key management was as follows:

		Three months ended March 31,
		2017		2016
	$		$
Salaries		106		60
Directors' fees		9		9
		115		69

b)

Manex Resource Group (“Manex”) is a private company owned by the Company’s Corporate Secretary Mr. Lawrence Page. It provides office space and general office and administrative services for a monthly fee of CAD$13,000 of which CAD$5,000 can be cancelled with a 30-day notice.

11.	SEGMENTED INFORMATION

The Company has one business segment, the exploration of mineral properties. As of March 31, 2017, all the Company’s significant non-current assets are located in the United States.

12.	COMMITMENTS AND CONTINGENCIES

a)

The Company has a five-year service agreement with Manex ending on August 31, 2017, at a monthly rate of CAD$8,000. The Company may terminate the service agreement by paying Manex CAD$40,000 as of March 31, 2017.

b)

To acquire certain mineral property interests in Nevada and Alaska (Notes 4 & 14), the Company must make optional acquisition expenditures in order to satisfy the terms of existing option agreements, failing which the rights to such mineral properties will revert back to the property vendors.

Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2017
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

13.	FINANCIAL INSTRUMENT RISK

The board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company examines the various financial instrument risk to which it is exposed and assesses the impact and likelihood of those risks.

a)	Interest rate risk

The Company’s cash is held in bank accounts that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value as of March 31, 2017. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

a)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows. Cash is invested in highly liquid investments which are available to discharge obligations when they come due.

c)	Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The Company is exposed to credit risk through its cash and cash equivalents which are held in large Canadian financial institutions that have high credit ratings assigned by international credit ratings agencies. The Company believes this credit risk is insignificant.

14.	SUBSEQUENT EVENT

On April 25, 2017, the Company announced it signed a lease agreement (“Agreement”) with Chuchuna Minerals Company (“Chuchuna”), an Alaska corporation, giving it an option to purchase a 90% interest in the Groundhog copper prospect, located 20 miles southwest of Anchorage, Alaska.

To earn the 90% interest, the Company is required to fund total $5.0 million exploration over five years, of which $1.0 million is committed in the first year, and to make a lump sum payment to Chuchuna of $3 million by the end of the fifth year.